KMX Technologies, LLC



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of KMX refer to KMX Technologies, LLC, an LLC formed on February 12th, 2020 in Delaware (the "Company"). The Company's physical address is 108 West 13th Street, Wilmington, Delaware 19801.

You may contact the Company by emailing info@kmxtechnologies.com. This annual report is posted on the Company's website, www.kmxtechnologies.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

KMX ("KMX Technologies, LLC" or "Company") is a corporation formed on February 12th, 2020, in Delaware. The Company's physical address is 108 West 13th Street, Wilmington, Delaware 19801. The Company's web site may be accessed at www.kmxtechnologies.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Zachary Sadow

Board positions with KMX Technologies, LLC

Dates	Position	Principal Occupation
Feb 2020 - Present	Chairman	Chairman

Positions with KMX Technologies, LLC

Dates	Position	Responsibilities
Feb 2020 - Present	Chairman & CEO	Serves as Chairman & CEO of KMX Technologies, LLC

Dates	Organization	Title, Principal Business, and Responsibilities
Jun 2010 – Mar 2019	Barclays	Energy Equity Research Analyst
Feb 2019 - Present	Antelope Water Management, LLC	Managing Partner
Jun 2017 - Present	EagleHawk Energy LLC	Managing Member

Cynthia Archer

Board positions with KMX Technologies, LLC

Dates	Position	Principal Occupation
Jul 2021 - Present	Board Member	Board Member

Positions with KMX Technologies, LLC

Dates	Position	Responsibilities
June 2020 - Present	Board Member	Ms. Archer serves as a Board Member for KMX Technologies, LLC.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Jun 2018 - Present	Common Application	Board Chair
Oct 2019 - Present	Antelope Water Management, LLC	Board Member
Jan 2016 - Present	The Nascar Foundation	Director

Sept 2020 - Present	Independence Mission School	Board Member
Sept 2001 - Present	Bryn Mawr College	Chair, Board of Trustees

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Christopher Kelley

Board positions with KMX Technologies, LLC

Dates	Position	Principal Occupation
Feb 2020 - Present	Board Member	Board Member

Positions with KMX Technologies, LLC

Dates	Position	Responsibilities
Jul 2022 – Present	Chief Operating Officer	Christopher Kelley serves as Chief Operating Officer and Board Member of KMX
Feb 2020 – Jul 2022	Executive Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Feb 2019 - Present	Antelope Water Management, LLC	Managing Partner
Sept 2015 - Mar 2019	Texas Water Solutions Management Group, LLC	Managing Partner

Alexander De Vogel

Board positions with KMX Technologies, LLC

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with KMX Technologies, LLC

Dates	Position	Responsibilities
Jul 2022 - Present	Chief Commercial Officer	Serves as Chief Commercial Officer of KMX Technologies, LLC, where he oversees the company's commercial strategy and implementation.
Sept 2020 - Present	Executive Vice President	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Feb 2020 - Present	Antelope Water Management, LLC	Vice President of Finance & Ops
Jul 2019 – Feb 2020	Self-employed	Contractor

Bina Khan

Board positions with KMX Technologies, LLC

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with KMX Technologies, LLC

Dates	Position	Responsibilities
Jul 2021 - Present	CFO	Serves as Chief Financial Officer for KMX Technologies, LLC

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Feb 2021 - Present	Dana Accelerator	Advisor
Jan 2021 - Present	Powder	Advisor & Interim COO
Jan 2019 – Mar 2020	Pure Harvest Smart Farms	COO
Sep 2015 - Present	Summit Venture Partners	Co-Founder & Managing Partner
Jan 2017 - Present	Pure Harvest Smart Farms	Advisor
Feb 2022 - Present	Nutrifresh Farms	Advisor

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Zachary Sadow (via KMX-Antelope Holdings, LLC) owns 2,285,0000 common units, representing a voting power of 75.98%.

Zachary Sadow owns 513,708 incentive units, representing a voting power of 1.71%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

KMX Technologies ("the Company") is designed to solve the critical environmental and energy challenges of the 21st century. Through its proprietary membrane distillation technology, the Company sustainably sources critical minerals necessary for next-generation supply chains and infrastructure, is advancing wastewater treatment and is accelerating energy storage with its direct lithium recovery enhancement and water recovery processes.

Utilizing a low-temperature thermal process and a low-pressure operating system gives KMX an energy-efficient design allowing the Company to deploy cost-saving solutions to various end markets.

The Company's objective is to provide scalable solutions to some of the most pressing environmental challenges utilizing its underlying membrane distillation technology, including 1) waste-treatment/ environmental remediation, 2) critical mineral production, and 3) lithium production enhancement.

KMX Technologies, LLC was established in 2020 as part of an asset acquisition that included substantially all of the assets and IP of KMX Membrane Technologies, Corp, building on over 15 years of deep technology development and vacuum membrane distillation leadership.

The technology has undergone successful pilots with various end-users in various industries and geographies.

The technology has a broad range of applications and can be applied across various industries for customers that have challenging waste-streams.

The company has three main market focuses currently, including 1) lithium, 2) water treatment, 3) critical minerals.

The company is actively pursuing commercial opportunities to sell and lease its technology to end-users and is establishing a network of sales channel partners.

Lithium from brine sources is KMX's primary market focus. KMX concentrates lithium chloride to the optimal level for its conversation to battery grade lithium, achieving maximum water recovery in the process.

For KMX's industrial waste-treatment business, the company plans to rent treatment units of varying sizes to end-users over a long-term duration (10 years is the expected base case), for a fixed monthly cost.

Critical mineral recovery opportunities enhance economic returns by providing the end-user the opportunity to monetize value-added mineral by-products found in waste sources (like acid mine drainage ponds).

The team is a mix of highly specialized and seasoned scientists and engineers, and business/marketing/finance professionals.

5. How many employees does the Company currently have? (§ 227.201(e))

KMX Technologies, LLC currently has no employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Risks from Pandemics.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs

6. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

9. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source environment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or

internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

10. The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business or cause the price of the Corporation's issued and outstanding securities to decline

11. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

12. We may conduct future offerings of our membership units and pay debt obligations with our membership units, which may diminish our investors' pro rata ownership and depress the market value of our membership units. We reserve the right to make future offers and sales, either public or private, of our securities, including our membership units or securities convertible into membership units at prices differing from the price of the membership units previously issued. In the event that any such future sales of securities are affected or we use our securities to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

13. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company

14. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its membership units

15. No governmental agency has reviewed the Company's form C-AR and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this form C-AR.

16. We are dependent on general economic conditions.

Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

17. Fundraising outside of the platform.

Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

18. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities

and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	27,903,554	26,500,000	Yes	
Netcapital Common Units	5,369,127	718,120	Yes	
Incentive Units	2,854,647	2,854,647	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a record onwer, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

The issuance of additional common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest.   In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Antelope Water Management, LLC	$259,825	3.0%	No maturity date
KMX-Antelope Holdings LLC	$67,000	3.0%	No maturity date

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
02/2020	Membership Units	$552,222	Section 4(a)(2)	Initial funding for startup operations and asset acquisition
12/2021	Membership Units	$91,220	Section 4(a)(2)	Operating expenses.
12/2021	Membership Units	$620,583	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The Company used the proceeds on professional fees (salaries), research and development, and other operating expenses.
08/2022	Membership Units	$390,187	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The Company used the proceeds on professional fees (salaries), research and development, and other operating expenses

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Antelope Water Management, LLC	Affiliated entity controlled by the Key People	Loan Agreement	$259,825
KMX-Antelope Holdings, LLC	Affiliated entity controlled by the Key People	Equity Ownership	$792,288
KMX-Antelope Holdings, LLC	Affiliated entity controlled by the Key People	Loan Agreement	$67,000

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

KMX Technologies, LLC (the "Company") is a Delaware limited liability company formed on February 12, 2020. The Company is also registered to do business in the state of Texas. Through its propriety membrane distillation technology, the Company is accelerating energy storage with its direct lithium recovery enhancement processes, sustainably sources critical minerals necessary for next generation supply chains and infrastructure and is advancing wastewater treatment. As of the date of the filing of this Form C, the Company had 26,500,000 common, 718,120 Netcapital common and 2,854,647 incentive units issued and outstanding. KMX continues to experience positive commercial momentum, in management's view. The company continues to build early-stage revenue, is expanding its customer base and end-markets, and remains focused on enhancing its underlying technology. During 2022, the Company raised net proceeds of $390,187 via a Regulation CF Offering. During the period ended on December 31, 2021, a Regulation CF Offering accounted for net proceeds of $620,583. Additional capital was raised via member contributions in 2021 as KMX-Antelope Holdings LLC contributed $79,000, and KMX Membrane Technologies Corp contributed $12,220. The Company's operating expenses for the year ended on December 31, 2021, amounted to $717,814, which resulted in a $702,814 net loss. Most of the Company's expenses were professional fees of $558,458. The Company generated its first revenue in 2021, amounting to $15,000. During the year ended on December 31, 2021, the Company received another $200,000 in notes payable via Antelope Water Management, LLC. As of December 31, 2021, the Company had loans due to affiliated companies Antelope Water Management, LLC of $259,825 and KMX-Antelope Holdings LLC of $67,000. Please refer to sections #26 and #24 of this Offering Statement for further disclosure on this item. The Company's operating expenses for the period ended on December 31, 2020, amounted to $122,699, which resulted in a $121,199 net loss. The majority of expenses were professional fees of $94,485. During the year ended on December 31, 2020, the company has mostly been financed via members' contributions in the amount of $552,222. With this raise, the Company plans to use most of the proceeds for expansion and salaries for scientific, commercial, operations, and research and development.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report.

Ongoing Reporting Requirements

KMX Technologies, LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

KMX Technologies, LLC will file a report electronically with the SEC annually and post the report on its web site (https://www.kmxtechnologies.com/)no later than 120 days after the end of each fiscal year covered by the report.

KMX TECHNOLOGIES, LLC

(LIMITED LIABILITY COMPANY)

Financial Statements

For the years ended December 31, 2021 and 2020

SM CPAS, P.C.

Table of Contents

SM CPAS, P.C.

10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \FAX 914-397-1854

Independent Auditor's Report

To the Member's
KMX Technologies, LLC
Wilmington, Delaware 19801

We have audited the financial statements of KMX Technologies, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of KMX Technologies, LLC. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of KMX Technologies, LLC and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing KMX Technologies, LLC's ability to continue as a going concern in accordance with accounting principles generally accepted in the United States of America.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

SM CPAS, P.C.

SM CPAS, PC
White Plains, New York
March 30, 2022

KMX Technologies, LLC
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Current Assets		
Cash and cash equivalents	$ 517,198	$ 233,507
Intellectual property	255,202	300,366
Total Current Assets	772,400	533,873
Property and Equipment		
Furniture and fixtures, and equipment	141,818	72,222
Accumulated depreciation	(36,963)	(13,241)
Total Property and Equipment	104,855	58,981
Security deposits	1,750	1,750
Total Assets	$ 879,005	$ 594,604

Liabilities and Members' Equity

	2021	2020
Current Liabilities		
Accounts payable and accrued expenses	$ 76,152	$ 46,275
Capital lease payable – current portion	9,700	-
Total Current Liabilities	85,852	46,275
Long Term Liabilities		
Capital lease payable – non current portion	26,316	-
Note payable	326,825	117,306
Total Long-Term Liabilities	353,141	117,306
Total Liabilities	438,993	163,581
Members' Equity	440,012	431,023
Total Liabilities and Members' Equity	$ 879,005	$ 594,604

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statement of Income and Members' Equity
For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 15,000	$ -
Expenses:		
Professional fees	558,458	94,485
Research and development	32,943	-
Depreciation expense	23,722	13,241
Shipping & freight expenses	1,805	1,816
Repairs and maintenance	6,495	712
Rent expense	33,480	7,231
Utilities	4,329	1,016
Insurance expense	21,721	2,571
Interest expense	12,925	500
Marketing	4,885	-
Equipment rental	7,014	-
Travel expense	4,904	-
Office expense	5,133	1,127
Total expenses	717,814	122,699
(Loss) from operations	$ (702,814)	$ (122,699)
Other Income		
Gain on sale of equipment	-	1,500
Net Income (Loss)	$ (702,814)	$ (121,199)
Members' Equity, Beginning of Year	431,023	-
Members' Contributions	711,803	552,222
Members' Equity, End of Year	$ 440,012	$ 431,023

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ (702,814)	$ (121,199)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	23,722	13,241
Changes in assets (Increase) decrease:		
Intellectual property	45,164	(300,366)
Security deposits	-	(1,750)
Changes in liabilities increase (decrease):		
Accounts payable and accrued expenses	29,877	46,275
Net Cash Provided by Operating Activities	(604,051)	(363,799)
Cash flows from investing activities:		
Purchase of property and equipment	(69,596)	(72,222)
Net cash used in investing activities	(69,596)	(72,222)
Cash flows from financing activities:		
Proceeds from capital lease payable	36,016	-
Proceeds from note payable	209,519	117,306
Members' contributions	711,803	552,222
Net cash provided by financing activities	957,338	669,528
Net increase in cash	283,691	233,507
Cash and cash equivalents at beginning of year	233,507	-
Cash and cash equivalents at end of year	$ 517,198	$ 233,507

Supplemental disclosure of cash flow information:
Cash paid during the year for:

	2021	2020
Interest	$ 12,925	$ 500

See independent auditor's report and notes to the financial statements.

Note A – Nature of Activities and Summary of Significant Accounting Policies

Nature of Activities

KMX Technologies, LLC. (The "Company") located in 108 West 13th Street, Wilmington, Delaware 19801 and is a Delaware limited liability company formed on February 12, 2020. The Company is also registered to do business in the state of Texas. Through its propriety membrane distillation technology, the Company is accelerating energy storage with its direct lithium recovery enhancement processes, sustainably sources critical minerals necessary for next generation supply chains and infrastructure, and is advancing wastewater treatment.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP").

Liquidity

As of December 31, 2021, the Company had accumulated losses of $824,013. Management has performed an assessment of the Company's ability to continue as a going concern. The Company intends to position itself to raise funds through the capital markets. As of the date of the issuance of the report, the Company had raised over $800,000 to provide sufficient liquidity to fund operations for the next twelve months after a successful close of funding.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 605, *Revenue Recognition*, which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred, title of goods is passed to the customer, and the price is fixed or determinable and collectability is assessed and is probable.

The Company determines revenue recognition through the following steps:
- build-own-operate long-term lease model
- revenue is recognized through a monthly rental fee under long term contract
- technology license
- identification of the contract, or contracts, with the customer
- identification of the performance obligations in the contract
- determination of the transaction price
- allocation of the transaction price to the performance obligation in the contract
- recognition of revenue when the Company satisfies its performance obligations

See independent auditor's report.

Note A - Summary of Significant Accounting Policies (continuation)

Revenue Recognition - continued

The primary source of revenue for the Company is lease or rental revenue under a build-own-operate rental model for the company's proprietary technology and systems for treating water, enhancing lithium production, or recovering critical minerals. Revenue from these contracts is recognized when the Company has completed its performance obligations under a contract and the service is provided to the client. The Company believes that the performance obligation is satisfied upon the completion of services.

Use of Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and revenues as of December 31, 2021 and 2020, and expenses for the years ended December 31, 2021 and 2020. Actual results could differ from estimates made by management.

Cash and Cash Equivalents

Cash balances are held in U.S. banks. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

Property and Equipment, net

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The costs of additions and betterments are capitalized, while repair and maintenance costs are charged to operations in the periods incurred. Depreciation for the years ended December 31, 2021 and 2020 were $23,722 and $13,241, respectively.

Note B - Note Payable

On August 31, 2020, the Company entered into a loan agreement with Antelope Water Management, LLC and KMX-Antelope Holdings LLC (the "lenders") whereas the lenders provided the Company a loan of $117,306. An additional loan of $200,000 was added to the agreement in 2021. The maturity date of the loans, originally December 31, 2020, was subsequently extended indefinitely, and will be re-paid at the option of the Company or the lender. The Company shall repay the unpaid principal in U.S. dollars. The loan shall bear interest at a rate per annum equal to 3%, and the interest will be accrued in USD and shall be paid at the time of payment. During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $9,519 and $500 respectively.

See independent auditor's report.

Note C – Capital Lease Payable

The Company entered into a capital lease for equipment in 2021. A summary of assets that were being leased under arrangements classified as capital leases at December 31, 2021 and 2020 is as follows:

	2021
Equipment	$ 42,600
Accumulated depreciation	(6,390)
	$ 36,210

Depreciation expense for equipment on capital lease was $6,390 for the year ended December 31, 2021.

Future minimum lease payments at December 31, 2021 are as follows:

Year ending December 31,	
2022	9,700
2023	10,869
2024	12,179
2025	3,268
	36,016
Less current portion	9,700
Long-term portion	$ 26,316

Note D - Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation -Stock Compensation ("ASC 718"). ASC 718 addresses all forms of share-based payment ("SBP") awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations. Stock-based awards with vesting conditions other than service are recognized based on the probability that those conditions will be achieved. The Company accounts for forfeitures as they occur.

Note E - Income Taxes

The Company elected Limited Liability Company status for Federal and Delaware State tax purposes, effective December 31, 2020.

See independent auditor's report.

Note E - Income Taxes - Continued

No Federal or State income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income and expense in their individual income tax returns based on their ownership. The Company is exempt from the application of ASC 740, Income Taxes, which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. In the United States, an s corporation is not subject to tax, because their earnings and losses are passed directly to the owners and taxed at that level. ASC 740 does not apply to such entities.

Note F - Subsequent Events

These financial statements were approved by management and available for issuance on March 22, 2022. Management has evaluated subsequent events through this date.

See independent auditor's report.